

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 2, 2020

<u>Via E-mail</u>
Jens Schreiber
Treasurer
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
2200 Ferdinand Porsche Drive
Herndon, VA 20171

> **Re:** **Volkswagen Auto Lease/Loan Underwritten Funding, LLC**
> **Registration Statement on Form SF-3**
> **Filed November 6, 2020**
> **File No. 333-249906**

Dear Mr. Schreiber:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form SF-3</u>

<u>Form of Prospectus</u>

<u>Description of the Transaction Documents—Fees and Expenses, page 116</u>

1. In the Priority in Distribution column of the Fees and Expenses table on page 117, you indicate that each of the Servicing Fee and the Administration Fee will be paid "following payment of servicing advances." Based on the Priority of Payments and the defined terms referred to therein (e.g., Payment Date Advance Reimbursement), we believe you intend the phrase "following payment of servicing advances" to mean that these fees will paid following reimbursement of outstanding servicing advances. In the interest of clarity, please revise your disclosure in the Fees and Expenses table to make clearer the meaning of the phrase "following payment of servicing advances."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc:     Kevin McDonald
        VW Credit, Inc.

        Stuart M. Litwin
        Mayer Brown LLP